

domaselo

NATURAL, ORGANIC & ECO-FRIENDLY

“Starbucks for bread”

Organic bread bakers with a marketplace for local food makers.


Bread is in great shape

The most essential staple food

U.S. population:

do you use bread?




400
350
300
250
200
150
100
50
0
325.01
4.96
0.29
Yes
No
Don't know / No answer

Details: Unites States, MRI-Simmons; Statista,; 2019; approx. 330.27 million

// MARKET TRENDS. FONT: CONSUMER GOODS & FMCG

Consumed every single day

U.S. population: how many loaves/packages of bread have you used in the last 7 days?



200
150
100
50
0
10.21
28.27
80.22
179.8
23.18
+5 packages
3-4 packages
2 packages
1 package
none

// MARKET TRENDS. FONT: CONSUMER GOODS & FMCG



Large and growing market

SOURDOUGH
$2.4B

CAGR of 6.6%

BAKERY CAFES
$11B

US BREAD PRODUCTION
$46B



SOURCE: IBIS WORLD, GRANDVIEW RESEARCH

However…


24 Party Rolls
The Taste is Golden
Martin's
POTATO
12 Dinner Rolls
8 Sandwich Rolls
8 Long Rolls
POTATO ROLLS
Artesano
SOFT GRIP BAG CLIPS
4 count
3.79
3.49
BUY 1 GET 1 FREE!

Uninspiring retail


Complex supply chain that involves producers, distributors, brokers, wholesalers and more, which require 3-5 weeks for their products to reach customers.

Unhealthy products


WONDER
CLASSIC WHITE

INGREDIENTS: ENRICHED WHEAT FLOUR [FLOUR, MALTED BARLEY FLOUR, REDUCED IRON, NIACIN, THIAMIN MONONITRATE (VITAMIN B1), RIBOFLAVIN (VITAMIN B2), FOLIC ACID], WATER, SUGAR, YEAST, SOYBEAN OIL, SALT, WHEAT GLUTEN, PRESERVATIVES (CALCIUM PROPIONATE, SORBIC ACID), CALCIUM SULFATE, DATEM, MONOGLYCERIDES, GRAIN VINEGAR, SOY LECITHIN, POTASSIUM IODATE. R19-123-202387

CONTAINS WHEAT, SOY.

MADE IN A BAKERY THAT MAY ALSO USE MILK.

INGREDIENTES: HARINA DE TRIGO ENRIQUECIDA [HARINA, HARINA DE CEBADA MALTEADA, HIERRO REDUCIDO, NIACINA, MONONITRATO DE TIAMINA (VITAMINA B1), RIBOFLAVINA (VITAMINA B2), ÁCIDO FÓLICO], AGUA, AZÚCAR, LEVADURA, ACEITE DE SOJA, SAL, GLUTEN DE TRIGO, CONSERVANTES (PROPIONATO DE CALCIO, ÁCIDO SÓRBICO), SULFATO DE CALCIO, DATEM, MONOGLICÉRIDOS, VINAGRE DE ALCOHOL, LECITINA DE SOJA, YODATO DE POTASIO. R19-123-202387

CONTIENE TRIGO, SOJA.

FABRICADO EN UNA PANADERÍA QUE PUEDE USAR TAMBIÉN LECHE.


Lost touch


with time honored
traditions.

While bread is stuck in 20th century, other food categories have never been more innovative.


WONDER
Italian
ITALIAN - INSPIRED BREAD


New startups are using **technology**
to **disrupt traditional business models.**
GRUBHUB
GRUBHUB
Treat Yourself
DOORDASH
DOORDASH
Your favorite
restaurants, delivered
Enter delivery address

Premium brands are bringing back **quality products and experiences.**


Enjoy!
cooking!
Blue Apron
Parmesan Cheese
Soy Sauce
Knick Knacks
Blue Apron


MAGIC SPOON
magicspooncereal
Seguir
294 publicações
209mil seguidores
89 seguindo
Magic Spoon
Childlike Cereal For Grown Ups
High Protein Low Carb
Get our limited edition fall flavors!
magicspoon.com/products/fall-seasonal-1-case-4-boxes
WE'RE NOT LIKE OTHER CEREAL.
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US
THEM
12g PROTEIN
1g PROTEIN
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US
THEM
12g PROTEIN
2g PROTEIN
Swipe up to view website


“ How can a nation be great if its bread tastes like Kleenex? “
– Julia Child

The solution

Direct to consumer delivery and shipping of freshly baked bread and other complimentary products.

A simple online shopping experience with delivery to the customer's door.


9:41
Organic Garlic & Rosemary Bread
$4.75
Shipping calculated at checkout.
One-time purchase: $4.75
Re-Order Automatically & Save (10%):
Subscription details
Sliced?
Not Sliced
Quantity
1
+ ADD TO CART
Description
FAQ



Focus on product & customer experience



Order

Simple & Fast



Make + Bake

Always fresh


domaselo
NATURAL + ORGANIC + ECO-FRIENDLY
domaselo
FRESHLY BAKED BREAD

Deliver

Convenient

Product Vision: Best Bread in the US




SOURDOUGH
IS
A
METHOD



Ingredients
Organic freshly milled flour

Process
Slow and long fermentation

Result
Tasty and easy to digest

The opportunity

Establish a nationwide brand **known for its bread** (Starbucks for Bread), and for other complimentary foods (marketplace for local food makers).


BREAD

MAIN PRODUCT


COFFEE


JAM


FLOUR


CEREAL

Reach over **90% of US consumers** with 6 locations, 2 day ground shipping, and offer local delivery to customers near locations.



Washington 7.5 M
Oregon 4.1 M
California 40 M
Nevada 3 M
Idaho 1.7 M
Montana 1 M
Wyoming 570 K
Utah 3.1 M
Arizona 7.1 M
Colorado 5.6 M
New Mexico 2.1 M
North Dakota
South Dakota 760 K
Nebraska 1.9 M
Kansas 2.9 M
Oklahoma 3.9 M
Texas 28.7 M
Minnesota 5.6 M
Iowa
Missouri 6.1 M
Arkansas 3 M
Louisiana 4.6 M
Wisconsin 5.8 M
Illinois 12.7 M
Michigan 9.9 M
Indiana 6.6 M
Ohio 11.6 M
Kentucky 4.4 M
Tennessee 6.7 M
Mississippi 2.9 M
Alabama 4.8 M
Georgia 10.5 M
Florida 21.2 M
South Carolina 5.1 M
North Carolina 10.3 M
West Virginia 1.8 M
Virginia 8.5 M
Pennsylvania 12.8 M
New York 19.5 M
New hampshire 1.3 M
Vermont 620 K
Maine 1.3 M
Massachusetts 6.9 M
Rhode Island 1 M
Connecticut 3.5 M
New Jersey 3.5 M
Delaware 1M
Maryland 6M
Current location

TAM by proposed location

- 51.9 M Miami
- 64.6 M NJ
- 68.7 M Chicago
- 22.7 M Denver
- 54.6 M San Francisco
- 39.3 M Austin

Team

→ Founded by Emil Hristov, Wharton MBA, founder of 2 companies with revenue over $20MM.

→ Local team in Miami, FL facility includes bakers, packers, and drivers.

→ Software developers based in Argentina. Currently focused on app for order management.

→ Customer support done remotely from Macedonia.

EST. 2017
domaselo®









Business Model

Direct to consumer subscription model.
Focus on products consumed frequently.

Local delivery + shipping



80%

Margin on in-house products

50%

Margin on re-sale products

25%

Marketplace & Fulfillment fee

Customer Acquisition & Retention

Habit building methods with communication through multiple channels (email, sms, social media, and print) and focus on developing customer loyalty.


PURCHASE
GREAT CX
CUSTOMER 1
CONTENT
SHARE
PURCHASE
SHARE
CUSTOMER 2
CONTENT
GREAT CX



Growth Projection

Focus on increasing average order value (AOV) with additional products and locations.

AOV


200
150
100
50
0
2020
2021
2022
2023
2024

of customers


45.000
20.000
10.000
5.000
0
2020
2021
2022
2023
2024
Miami
Florida
Nationwide
Total

Revenue Projections



300M
90M
60M
30M
10M
0
540K
7M
30M
82M
285M
2020
2021
2022
2023
2024



Competition

Where convenience is present, quality is low.
Where quality is higher, convenience is low.

	QUALITY OF PRODUCTS	DELIVERY SERVICE	SHIPPING SERVICE
DOMASELO	10	YES	YES
INSTACART	3	YES	NO
WHOLE FOODS	MEDIUM	YES	NO
GRUPO BIMBO	LOW	NO	NO
LOCAL BAKERIES	8	NO	NO



Future opportunities

Expand further within metro areas with focus on same day deliveries. Additionally, there may be opportunities for small "grab & go" locations dispersed throughout cities ("Starbucks for bread").



Alabama
Georgia
South Carolina
Florida
JACKSONVILLE
ORLANDO
TAMPA
MIAMI
CURRENT LOCATION
OPPORTUNITIES
GRAB & GO LOCATIONS

Seed Round $1MM


RETAIL
DOMASELO.COM: CONSTANT ITERATION OF TECH & CREATIVE
FL CONCEPT GRAB & GO RETAIL + NOMADIC RETAIL
NATIONWIDE GRAB & GO RETAIL
OPERATIONS
EQUIPMENT FOR PRODUCT QUALITY AND ORDER PREP IMPROVEMENT
TECH STACK FOR ORDER PROCESSING AND UX/UI
ADDITIONAL PRODUCTION & FULFILLMENT LOCATIONS
R&D KITCHEN
MARKETING
SOCIAL MEDIA ADS, AND PAID SEARCH
CONTENT (BLOG + VIDEO), E-MAIL, AND SMS
PR (START WITH FL)
KEY HIRES
PRODUCTION / OPERATIONS DIRECTOR
MARKETING DIRECTOR
RETAIL DIRECTOR
TECH DIRECTOR
SELF FUNDED
4 PRODUCTS
SEED ROUND
20 PRODUCTS
SERIES A
50 PRODUCTS
SERIES B
80 PRODUCTS



domaselo

NATURAL, ORGANIC & ECO-FRIENDLY

Contact info

emil@domaselo.com

732-910-1458